Exhibit B-1


Consent Solicitation Statement	               	DRAFT 1/25/2001

	              CONSOLIDATED NATURAL GAS COMPANY
                          ____________________
 Solicitation of Consents to Amendment of the Indenture Governing Its
      5 3/4% Debentures due August 1, 2003, CUSIP No. 209615 BM 4
     6 5/8% Debentures due December 1, 2013, CUSIP No. 209615 BN 2
                           ___________________

The Board of Directors of Consolidated Natural Gas Company is soliciting consents from holders of its 5 3/4% Debentures due August 1, 2003 and 6 5/8% Debentures due December 1, 2013 issued under the Indenture, dated as of May 1, 1971, initially entered into between Consolidated Natural Gas Company and Manufacturers Hanover Trust Company, as Trustee. The Company wishes to amend the 1971 Indenture as described under "PURPOSE OF THE SOLICITATION - Description of the Amendments". Debentureholders of 66 2/3% in principal amount of each series of Debentures and of all the Debentures collectively must consent to the amendments (and not have revoked their consents) in order for them to become effective.

If the required consents are received by the Tabulation Agent, and the other conditions of the solicitation are satisfied or waived, the Company will pay a consent fee to each Debentureholder who has delivered a valid consent (that neither the Debentureholder nor any successor Debentureholder has revoked) before the Expiration Date.
The consent fee will be$_____ per $1,000 principal amount for holders of the 5 3/4% Debentures and $_____ per $1,000 principal amount for holders of 6 5/8% Debentures. No interest will be paid on the consent fee.

THE SOLICITATION OF CONSENTS TO AMEND THE INDENTURE WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON __________, 2001 (THE "EXPIRATION DATE"), UNLESS THE SOLICITATION IS EXTENDED FOR A SPECIFIED PERIOD OF TIME OR ON A DAILY BASIS UNTIL THE REQUIRED CONSENTS HAVE BEEN RECEIVED. CONSENTS MAY BE REVOKED AT ANY TIME UNTIL THE EFFECTIVE TIME (WHICH MAY OCCUR BEFORE THE EXPIRATION
DATE) AS FURTHER DESCRIBED UNDER "THE SOLICITATION-REVOCATION OF CONSENTS" IN THE CONSENT SOLICITATION STATEMENT.

This Consent Solicitation Statement does not constitute a solicitation of a consent in any jurisdiction in which, or from any person from whom, it is unlawful to make such a solicitation.

     HOLDERS SHOULD NOT TENDER OR DELIVER SECURITIES AT ANY TIME.

	Please handle this matter through your bank or broker. For further information relating to the solicitation, please call the Solicitation Agent or the Information Agent at the telephone numbers on the back cover of this Statement. To obtain copies of this Statement, please contact the Information Agent.

            The Solicitation Agent for the Consent Solicitation is:

                       MORGAN STANLEY DEAN WITTER

February __, 2001


No person has been authorized to give any information or to make any representations other than those contained in this Statement and, if given or made, such information or representations must not be relied upon as being been authorized by the Company, the Solicitation Agent, the Information Agent, the Tabulation Agent or the Trustee. The delivery of this Statement at any time does not imply that the information it contains is correct as of any time after its date.

                          AVAILABLE INFORMATION

Consolidated Natural Gas Company files annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may request an additional copy of these documents, or a copy of any exhibit incorporated by reference into these documents, at no cost, by writing or telephoning us at the following address:

   Corporate Secretary
   Consolidated Natural Gas Company
   120 Tredegar Street
   Richmond, Virginia 23219
   (804) 819-2000

We sometimes refer to Consolidated Natural Gas Company in this statement as "the Company","we" or "us".

                       INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Statement and, in particular, should be referred to for complete financial information about the Company. We incorporate by reference the documents listed below:

-	Annual Report on Form 10-K for the year ended December 31,
1999;

-	Current Reports on Form 8-K filed on January 27, 2000 and
February 14, 2000 (as amended by a Form 8-K/A filed on April
4, 2000); and

-	Quarterly Reports on Form 10-Q for the quarters ended March
31, 2000 (as amended by a Form 10-Q/A filed August 24, 2000),
June 30, 2000, and September 30, 2000.

                                    2

                               THE COMPANY

On January 28, 2000, Consolidated Natural Gas Company became a wholly-owned subsidiary of Dominion Resources, Inc., a fully integrated gas and electric energy holding company. Dominion Resources manages our operations, together with those of its other subsidiaries, along functional lines in energy, delivery, and exploration and production segments rather than by corporate entity. Dominion Resources does not guarantee any of the debt securities described in this consent solicitation statement.

We are a public utility holding company regulated under the Public Utility Holding Company Act of 1935. Acting through our subsidiaries, we are engaged in all phases of the natural gas business-distribution, transmission, exploration and production. Our principal subsidiaries are described below.

     Distribution.  Our public utility subsidiaries are Dominion
East Ohio, Dominion Peoples, and Dominion Hope. We currently serve at retail approximately 1.7 million residential, commercial and industrial gas sales and transportation customers.

     Transmission and Storage. Dominion Transmission, Inc. operates a regional interstate pipeline system and provides gas transportation and storage services to each of our public utility subsidiaries and to non-affiliated utilities, end-users and others in the Midwest, the Mid-Atlantic states and the Northeast. Dominion Transmission, Inc., along with Dominion East Ohio and Dominion Peoples, operates a combined 26 natural gas storage fields with 885 Bcf of storage capacity.

     Exploration and Production. Dominion Exploration and Production, Inc. is our exploration and production subsidiary. It explores for and produces gas and oil primarily in the onshore and offshore Gulf of Mexico region, the southern and western United States and the Appalachian region.

     Retail Marketing. Dominion Retail Services Corporation was created in 1997 to market natural gas, electricity and related products and services to residential, commercial and small industrial customers. Dominion Products and Services, Inc. also provides energy-related services to customers of our local distribution subsidiaries and others.

                                    3



                      PURPOSE OF THE SOLICITATION

General

The Board of Directors of Consolidated Natural Gas Company is soliciting consents from holders of its 5 3/4% Debentures due August 1, 2003 (the "5 3/4% Debentures") and its 6 5/8% Debentures due December 1, 2013 (the "6 5/8% Debentures") issued under the Indenture dated as of May 1, 1971, initially entered into between Consolidated Natural Gas Company and Manufacturers Hanover Trust Company, as Trustee (the "1971 Indenture").1 The Trustee under the 1971 Indenture is now The Chase Manhattan Bank, and its trust office is located at 450 West 33rd Street, New York, New York 10001. We will refer to the two series collectively as the "Debentures" and to holders of the Debentures as "Debentureholders".

The Debentures are currently, and will continue to be, listed on the New York Stock Exchange. All payments of principal and interest on the Debentures are current.

At September 30, 2000, the Company had long-term debt of $1,743,615,000, primarily consisting of debt securities issued under the 1971 Indenture and the 1995 Indenture described below. The Company also has an effective shelf registration statement with the SEC covering the issuance of up to $1,500,000,000 in additional debt securities.

Rationale

We wish to amend the 1971 Indenture to conform the financial covenants found in the 1971 Indenture to those in the Indenture dated as of April 1, 1995 between the Company and the United States Trust
Company of New York, as Trustee (the "1995 Indenture"). The amendments would not significantly impact the Company's ability to operate its business. They would, however, decrease administrative burdens and provide the Company with additional operating and financial flexibility.

The Debentures are rated A2/BBB+ by Moody's and Standard & Poor's, respectively. The Company has received confirmation from the rating agencies that the proposed amendments will not impact the Company's credit ratings.

Description of the Amendments

The proposed supplemental indenture attached as Exhibit A would amend the 1971 Indenture by:

-	deleting Sections 6.05 through 6.10, inclusive, and
provisions from supplemental indentures under which the Debentures were issued corresponding to Section 6.08;

-	having the Company agree for the benefit of the
Debentureholders that it will comply with all covenants and restrictions in the 1995 Indenture; and

____________________
1 The 8 3/4% Debentures due October 1, 2019, which were also issued under the 1971 Indenture, have been called for redemption and will no longer be outstanding at the Effective Time, as defined below.

                                   4

-	providing that no further Debentures may be issued under the
1971 Indenture.

	Deleted Provisions. Section 6.05 places restrictions on the Company's ability to sell, or a restricted subsidiary's ability to issue or sell, other than to the Company or another restricted subsidiary, shares of common stock or voting stock of a restricted subsidiary. A restricted subsidiary is a subsidiary in which the Company or other restricted subsidiaries own at least 75% of the voting shares.

Section 6.06 prohibits the Company and its subsidiaries from incurring funded debt unless during 12 consecutive months out of the last 15 months consolidated income is equal to 2.5 times annual interest charges plus subsidiary preferred stock dividend requirements, and consolidated debt and subsidiary preferred stock will not exceed 60% of consolidated net tangible assets. "Funded debt" is any indebtedness maturing by its terms (or at the Company's option) more than one year from the date of its creation. As of September 30, 2000, the maximum funded debt that the Company and its subsidiaries could incur was approximately $300 million.

Under Section 6.07, no subsidiary of the Company can incur funded debt to third parties unless the funded debt and preferred stock of the subsidiary will not exceed 60% of its capitalization, and funded debt and preferred stock of all subsidiaries will not exceed 15% of the Company's consolidated net tangible assets.

Section 6.08 and corresponding provisions of the Seventeenth and Eighteenth Supplemental Indentures prohibit the Company from paying dividends on its capital stock if the amount paid, together with cumulative past dividends from a prior date (usually near the issue date of the series of Debentures), would exceed
Consolidated Net Income Available for Dividends, as defined in the 1971 Indenture, from that date plus an amount calculated to be free for dividends as of such date. Prior to the Dominion/CNG merger,
Section 6.08 imposed no material restriction on CNG's ability to pay dividends in the ordinary course. As part of the merger plan, the Company represented in its SEC filing that it was prepared to divest certain non-core assets of CNG in order to pay down merger related borrowings. The provisions of Section 6.08 and, until October 2000, certain merger related accounting adjustments (see below) limited the Company's ability to remit to Dominion the full proceeds from such asset sales, which had been earmarked to pay down merger related debt during the regulatory approval process for the merger, as well as reasonable ordinary course dividends.

Under the Public Utility Holding Company Act (PUHCA), the Company is only permitted to pay dividends out of retained earnings. However, as a result of the purchase accounting adjustments related to the merger, retained earnings in the amount of $1.6 billion were reclassified as paid-in-capital. This accounting adjustment similarly affected Consoldiated Net Income Available for Dividends as defined under the 1971 Indenture. The SEC granted relief from this restriction under PUHCA by order dated
October 5, 2000. However, the SEC's action does not provide relief from the other aspects of the dividend restrictions imposed by
Section 6.08 of the 1971 Indenture. As of September 30, 2000 and after giving effect to the SEC's order, the Company had approximately $465 million in available dividend payment capacity, prior to remitting proceeds from assets sales to Dominion to pay down merger-related borrowings.

Section 6.09 prohibits the Company from engaging in any merger or consolidation, or transferring all or substantially all its assets, unless the successor corporation meets certain financial tests. In general, the successor must not have greater indebtedness than the Company; must have had, for a period of 12 consecutive months out of the preceding 15 months, consolidated income at least 2.5 times annual interest charges plus

                                   5

subsididary preferred stock dividend requirements; must not have consolidated debt plus subsidiary preferred stock in excess of 60% of consolidated net tangible assets; and must not have subsidiary funded debt and preferred stock in excess of 15% of consolidated net tangible assets. In addition, if in connection with any such merger, consolidation or transfer of assets, the Company's property becomes subject to a lien, the Debentures must be equally and ratably secured.

Section 6.10 requires the Company to file officers' certificates evidencing compliance with certain of the provisions of Sections
6.06, 6.07, 6.08 and 6.09.

	1995 Indenture. Under the proposed amendments, the Company will agree for the benefit of the Debentureholders that it will comply with all covenants and restrictions in the 1995 Indenture as currently in effect. This is intended to provide assurances to Debentureholders that they will have the benefit of the same covenants as the holders of debt securities under the 1995 Indenture currently have. Any future amendment to the 1995 Indenture will not have any effect on this provision unless it is approved by the holders of 66 2/3% in principal amount of each series of Debentures and of all the Debentures collectively. The 1995 Indenture includes a restriction on sale-leaseback transactions that will complement the limitation on liens provision already in the 1971 Indenture. The 1995 Indenture does not, however, place any limits on the Company's ability to incur indebtedness or pay dividends.

	No Additional Debentures. The Company will agree not to issue any additional Debentures under the 1971 Indenture.

	Twentieth Supplemental Indenture.  The text of a proposed
Twentieth Supplemental Indenture implementing the desired amendments is attached as Exhibit A and is on file at the principal office of the Trustee at 450 West 33rd Street, New
York, New York  10001 in the Borough of Manhattan, City and
State of New York, for inspection by all Debentureholders.

                           THE SOLICITATION

General

The Company is soliciting consents for the proposed amendments to the 1971 Indenture on the terms and conditions set forth in this consent solicitation statement and the accompanying consent letter. This consent solicitation statement and accompanying materials are first being mailed or given to Debentureholders on or about February __, 2001.

The "Effective Time" will occur when valid consents to the amendments to the 1971 Indenture have been received (and not revoked) from Debentureholders holding 66 2/3% in principal amount of each series of Debentures and of all the Debentures collectively. Consents may be revoked until the Effective Time but not thereafter.

If the amendments are approved and the Twentieth Supplemental
Indenture is executed, all Debentureholders will be bound by the amendments, whether or not they gave consent. If the

                                   6


solicitation is terminated before the Effective Time or the conditions of the solicitation are not satisfied, the amendments will not become effective, and no consent fee will be paid.

The Company will pay all costs of the solicitation. Officers and employees of the Company may solicit consents in person, or by telephone, electronic mail or facsimile transmission, in addition to use of mail. The Company has retained Morgan Stanley & Co. Incorporated as Solicitation Agent to assist in soliciting consents, including solicitation of consents from brokerage firms, banks, nominees, custodians and fiduciaries.

Required Consents

Debentureholders of 66 2/3% in principal amount of each series of Debentures and of all the Debentures collectively must consent to the amendments (and not have revoked their consents) in order for them to become effective (the "Required Consents"). There are currently outstanding $150,000,000 of the 5 3/4% Debentures and $150,000,000 of the 6 5/8% Debentures.

Failure to deliver a consent will have the same effect as voting against the amendments.


Consent Fee

If the Required Consents are received, and the other conditions of the solicitation are satisfied or waived, the Company will pay a consent fee to each Debentureholder who has delivered a valid consent (that neither the Debentureholder nor any successor
Debentureholder has revoked) before the Expiration Date (as such term is defined below). The consent fee will be $_____ per $1,000 principal amount for holders of the 5 3/4% Debentures and $_____ per $1,000 principal amount for holders of 6 5/8% Debentures. No interest will be paid on the consent fee. See Instruction 5 to the consent letter for details with respect to payment of the consent fee.

The consent fee will not be paid to transferees of a Debenture for which a valid consent has been given and not revoked, even though the consent will be binding on them. Likewise, Debentureholders who deliver consents after the Expiration Date or who do not consent to the proposed amendments will not receive a consent fee.

Expiration Date; Extensions

The Expiration Date is 5:00 p.m., New York City time, on
__________, 2001 unless extended by the Company for a specified period of time or on a daily basis until the Required Consents are received. The Company reserves the right to extend the Expiration Date at any time, or from time to time, whether or not the Required Consents have been received, by giving oral or written notice to the Trustee by 9:00 a.m., New York City time, on the next business day after the previously announced Expiration Date. Any extension will be followed as promptly as practicable by written notice in the form of a press release or other public announcement, or by written notice to the registered Debentureholders.

                                   7

The Company reserves the right to terminate or amend the terms of the solicitation at any time before the Effective Time by giving written notice to the Trustee, to be followed as promptly as practicable by written notice in the form of a press release or other public announcement, or by written notice to the registered Debentureholders.

If the Required Consents are not obtained by the Expiration Date
(as it may be extended from time to time), the consent fee will not be paid and the proposed amendments to the 1971 Indenture will not become effective.

Who Can Execute Consents

Registered Debentureholders or any agent they appoint in writing may execute consents. A written consent delivered by any Debentureholder will be binding on all future holders of the same Debenture and of all Debentures issued in exchange for it, unless the successor Debentureholder revokes the consent before the Effective Time.


How Consents Can be Executed; Delivery Requirements

Only registered Debentureholders may execute consents. A beneficial owner of Debentures who is not a registered
Debentureholder (e.g., a beneficial owner whose Debentures are registered in the name of a nominee such as a bank or a brokerage firm) must arrange for the registered Debentureholder to either (1) execute a Consent letter and arrange for its delivery to the Tabulation Agent, or (2) forward a duly executed proxy from the registered Debentureholder authorizing the beneficial owner to execute and deliver a Consent letter on behalf of such registered Debentureholder. Delivery to the Tabulation Agent can be to the address or facsimile number provided on the back cover. A form of proxy that may be used for this purpose is included along with the Consent letter.

Giving a consent will not affect a Debentureholder's right to sell or transfer Debentures. All valid consents received (and not revoked) before the Expiration Date will be effective even if there is a later transfer of the Debentures. If a transferee wishes to revoke a previously granted consent, it must follow the procedures under "Revocation of Consents".

DEBENTUREHOLDERS WHO WISH TO CONSENT TO THE PROPOSED AMENDMENTS AND RECEIVE A CONSENT FEE MUST DELIVER A PROPERLY COMPLETED AND DULY EXECUTED CONSENT LETTER TO THE TABULATION AGENT, D. F. KING & CO., INC., AT THE ADDRESS OR FACSIMILE NUMBER PROVIDED ON THE BACK COVER BEFORE THE EXPIRATION DATE. THE CONSENT LETTER SHOULD NOT BE DELIVERED TO ANY PERSON OTHER THAN THE TABULATION AGENT. HOLDERS SHOULD NOT TENDER OR DELIVER DEBENTURES AT ANY TIME.

All consents that are properly completed, executed and delivered to the Tabulation Agent before the Expiration Date (and not revoked) will be given effect in accordance with their terms.
If none of the boxes on the consent letter is marked or if the

                                   8


amount of Debentures to which the consent applies is not indicated, but the consent letter is otherwise properly completed and executed, the Debentureholder will be deemed to have consented to the amendments to the 1971 Indenture in respect of all Debentures held.

A Debentureholder must execute the consent letter exactly as its name appears on the certificates for the Debentures. No alternative, conditional, irregular or contingent instructions will be accepted. If the consent letter is signed by a trustee, partner, personal representative, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and evidence of authority to act satisfactory to the Company must be submitted with the consent letter. If Debentures are held in different names, a separate consent letter must be executed for each. A consent letter executed by anyone other than the registered Debentureholder will be valid only if accompanied by a duly executed proxy signed by the registered Debentureholder.

All questions as to the validity, form and legality (including time of receipt) of consent letters will be determined by the Company. The Company's determination will be final and binding, subject to the terms of the 1971 Indenture. The Company reserves the right to reject any or all consent letters that are not in proper form or the acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The interpretation of the terms and conditions of the solicitation (including the instructions in this consent solicitation statement and in the consent letter) by the Company will be final and binding. The Company also reserves the right, subject to the terms of the 1971 Indenture, to waive any defects or irregularities in connection with deliveries of particular consent letters. Unless waived by the Company, in its sole discretion, any irregularities in connection with consent letters must be cured within such time as the Company determines. None of the Company or any of its affiliates, the Tabulation Agent, the Trustee, the Solicitation Agent or any other person will be under any duty to give any notice of any such defects or irregularities or waivers, nor will any of them incur any liability for failure to give such notice. Deliveries of consent letters will not be deemed to have been made until any irregularities or defects therein have been cured or waived.

Revocation of Consents

Any consent given by a Debentureholder may be revoked by the Debentureholder or by its successor in title by delivering to the Tabulation Agent at the address set forth on the back cover page of this consent solicitation statement and on the face of the consent letter a written revocation of such consent in the form of a subsequent consent letter with the "Revoked" box marked, including the principal amount to which such revocation relates and the signature of such Holder or by filing written notice of revocation with the Trustee at 450 West 33rd Street, New York, New York 10001, in each case before the Effective Time. After the Effective Time, no consent may be revoked. Execution and delivery requirements for a valid revocation are the same as for a valid consent.

Conditions of the Solicitation

Payment of the consent fee is conditioned upon:


                                   9


-	the Required Consents having been received (and not revoked)
before the Expiration Date (as it may be extended from time to time);

-	execution of the Twentieth Supplemental Indenture; and

-	the absence of any law or regulation that would, or any
pending or threatened action or proceeding that seeks to, make unlawful or invalid or enjoin or restrain the implementation of the amendments to the 1971 Indenture or the payment of the consent fee.

The Company may discontinue the solicitation of consents at any time before the Required Consents have been received. If it does so, all consents will be voided and no consent fee will be paid. Each of the conditions described above is for the sole benefit of the Company and may be waived in its discretion.

Solicitation Agent, Information Agent and Tabulation Agent

The Company has retained Morgan, Stanley & Co. Incorporated as Solicitation Agent and D.F. King & Co., Inc. as Information Agent and Tabulation Agent. The Solicitation Agent will solicit consents and will receive a fee and reimbursement for reasonable out-of-pocket expenses. The Information Agent will distribute this consent solicitation statement and certain other information to Debentureholders and will receive a fee and reimbursement for reasonable out-of-pocket expenses. The Tabulation Agent will calculate the number of consents obtained and report such results on a daily basis and will receive a fee and reimbursement for reasonable out-of-pocket expenses. The Company has agreed to indemnify the Solicitation Agent, the Information Agent and the Tabulation Agent against certain liabilities and expenses in connection with the solicitation.

Requests for assistance in filling out and delivering consents or for additional copies of this consent solicitation statement or the consent letter should be directed to the Solicitation Agent or the Information Agent at the telephone numbers on the back cover of this consent solicitation statement.

                 CERTAIN FEDERAL INCOME TAX CONSEQUENCES

Tax Treatment

The following is a summary of the material United States Federal income tax consequences of the amendment of the 1971 Indenture and the payment of the consent fee to U.S. Debentureholders. It is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. The summary is addressed to U.S. Debentureholders holding the Debentures as capital assets and does not address tax consequences to a U.S. Debentureholder that may be subject to special treatment, such as dealers in securities or currencies, banks, tax-exempt organizations, life

                                   10


insurance companies, persons that hold Debentures that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. It also does not address the United States Federal alternative minimum tax or any aspect of state, local or foreign taxation.

For purposes of this discussion, a "U.S. Debentureholder" is a beneficial owner of a Debenture that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source or that is otherwise subject to United States Federal income tax on a net income basis in respect of the Debentures, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust, or (v) otherwise subject to United States federal income taxation on a net income basis in respect of the Debentures, and a "Non-U.S. Debentureholder" is any beneficial owner of a Debenture that is not a U.S. Debentureholder.

THIS DISCUSSION IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. DEBENTUREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, OF THE AMENDMENT OF THE 1971 INDENTURE AND THE PAYMENT OF THE CONSENT FEE, INCLUDING THE APPLICABILITY OF ALTERNATIVE MINIMUM TAX, STATE, LOCAL, OR OTHER JURISDICTIONS' TAX LAWS.

Under general principles of tax law, the modification of a debt instrument creates a deemed exchange (upon which gain or loss is realized) if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. Under U.S. Treasury Regulations, the modification of a debt instrument is a "significant" modification (i.e., one upon which gain or loss is realized) if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are "economically significant." The Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. The Regulations do not, however, define "customary accounting or financial covenants". A change in the yield of a debt instrument is a significant modification under the Regulations if the yield of the modified instrument (determined by taking into account any payments made by the issuer to the holder as consideration for the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 25 basis points or 5 percent of the annual yield of the unmodified instrument.

While the issue is not free from doubt, the Company believes the amendments to the 1971 Indenture and the payment of the consent fee should not result in a deemed exchange for "new" Debentures by any Debentureholder, whether or not the Debentureholder consented to the amendments, because (i) the amendments should


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be treated as adding, deleting or altering customary accounting or financial covenants, (ii) to the extent that the amendments add, delete or alter customary accounting or financial covenants, such a modification is not significant under the Regulations and (iii) any change in the yield resulting from payment of the consent fee is not significant under the Regulations.

If the Internal Revenue Service took the contrary position, and asserted that a deemed exchange occurred, a U.S. Debentureholder would recognize gain or loss on the deemed exchange in an amount equal to the difference between the issue price of the "new" Debentures (generally their fair market value on the date of the deemed exchange)(plus, as described below, the amount of the consent fee) and the U.S. Debentureholder's tax basis in the Debentures. If "new" Debentures were treated as issued at an original issue discount, a U.S. Debentureholder would be required to include such discount in income as it accrued, in advance of the receipt of cash attributable to such income. If the issue price of the "new" Debentures exceeded the stated redemption price at maturity of the Debentures, a U.S. Debentureholder generally could elect to amortize the premium over the remaining life of the Debenture. If a deemed exchange, tax treatment for U.S. Debentureholders would be the same (except in respect of the consent fee) whether or not they had consented to the amendments.

The tax consequences of a U.S. Debentureholder's receipt of the consent fee is unclear. The Company intends to treat the consent fee for federal income tax purposes as a fee paid in exchange for the consent. As a result, U.S. Debentureholders should recognize ordinary income equal to the amount of cash received. If the Internal Revenue Service were to treat the consent fee as a payment on the Debentures then, unless there were a deemed exchange, the consent fee would constitute a return of capital (not currently taxable) to the extent of the U.S. Debentureholder's tax basis in the Debentures and capital gain to the extent that the amount of the payment exceeds the U.S. Debentureholder's basis. If the Internal Revenue Service were to treat the consent fee as a payment on the Debentures and to treat the transaction as a deemed exchange, then the consent fee would be treated as an additional amount realized with respect to the deemed exchange, which would increase the U.S. Debentureholder's taxable gain or decrease its capital loss, as the case may be.

No ruling has been requested from the IRS regarding the tax consequences of amendment of the 1971 Indenture and the payment of the consent fee.

Backup Withholding

A U.S. Debentureholder that is not a corporation may be required to comply with applicable certification requirements to avoid imposition of a $50.00 penalty and backup withholding at the rate of 31% with respect to any consent fee received. In order to avoid backup withholding, consenting U.S. Debentureholders must (i) in the case of U.S. Debentureholders not otherwise exempt from backup withholding, either (A) complete the Substitute Form W-9, certifying (under penalties of perjury) that the taxpayer identification number provided is correct (or that such Debentureholder is awaiting assignment of a taxpayer identification number) and that either (I) the Debentureholder has not been notified by the IRS that such Debentureholder is subject to backup withholding as a result of a failure to report interest or dividends or (II) the IRS has notified the


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Debentureholder that such Debentureholder is no longer subject to backup withholding or (B) provide an adequate basis for an exemption from backup withholding.

Withholding for Non-U.S. Holders

The Company intends to withhold United States federal withholding tax from consent fees paid to a non-U.S. Holder at a 30% rate unless (i) such person is engaged in the conduct of a trade or business in the United States to which the receipt of the consent fee is effectively connected and provides a properly executed Form 4224 or (ii) a tax treaty between the United States and the country of residence of such person reduces or eliminates the withholding tax on such income and such Debenture complies with the required procedure to benefit from the reduced treaty rate.


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Any questions concerning the terms of the Solicitation may be directed to the
Solicitation Agent.

             The Solicitation Agent for the Solicitation is:

                       MORGAN STANLEY DEAN WITTER
                       Liability Management Group
                       1585 Broadway, Second Floor
                        New York, New York  10036
                     Call Toll Free:  1-800-624-1808


             The Tabulation Agent for the Solicitation is:

                         D. F. King & Co., Inc.

                  By Hand, Mail or Overnight Courier:

                      77 Water Street, 20th Floor
                          New York, NY  10005

                       By Facsimile Transmission:

                              212-809-8839

                          Confirming Telephone:

                              212-269-5550
                                Ext. 6830


     Requests for assistance in filling out and delivering consents or requests for additional copies of this consent solicitation statement or the consent letter may be directed to the Information Agent.

              The Information Agent for the Solicitation is:

                          D. F. King & Co., Inc.

                       77 Water Street, 20th Floor
                           New York, NY  10005

                         Banks and Brokerage call:
                           212-269-5550 (collect)
                             All others call:
                          800-207-3158 (toll free)


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